Bona Film Group Limited

18/F, Tower 1, U-town Office Building

No.1 San Feng Bei Li, Chaoyang District

Beijing 100020, People’s Republic of China

VIA EDGAR

January 7, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen, Special Counsel
Julie Griffith

Re:	Bona Film Group Limited
Registration Statement on Form F-3, as amended
File No. 333-195426

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-3, as amended (the “Registration Statement”), of Bona Film Group Limited Limited (the “Registrant”) so that the Registration Statement may become effective at 5:00 p.m., Eastern Daylight Time, on January 9, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Bona Film Group Limited

		By:	/s/ Dong Yu
Name: Dong Yu
Title: Chief Executive Officer

cc:	Nicolas Zhi Qi, Chief Financial Officer
Bona Film Group Limited

Chris Lin, Partner
Simpson Thacher & Bartlett LLP